 Exhibit 99.12

Ind AS Consolidated

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Interim Consolidated Financial Statements

We have audited the accompanying Interim Consolidated Financial Statements of INFOSYS LIMITED ("the Company") and its subsidiaries (the Company and its subsidiaries together referred to as "the Group"), which comprise the Consolidated Balance Sheet as at June 30, 2017, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the three months period then ended, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as "the interim consolidated financial statements").

Management's Responsibility for the Interim Consolidated Financial Statements

The Company's Board of Directors is responsible for the preparation of these interim consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under Section 133 of the Companies Act, 2013 (“the Act”), read with relevant rules issued thereunder.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these interim consolidated financial statements based on our audit.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the interim consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the interim consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the interim consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company's preparation and presentation of the interim consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company's Board of Directors, as well as evaluating the overall presentation of the interim consolidated financial statements.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim consolidated financial statements give a true and fair view in conformity with Ind AS 34 and accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at June 30, 2017, and their consolidated profit, consolidated total comprehensive income, consolidated changes in equity and their consolidated cash flows for the three months period ended on that date.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)

Bengaluru, July 14, 2017

INFOSYS LIMITED AND SUBSIDIARIES

crore

Consolidated Balance Sheets as at	Note	June 30, 2017	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	2.4	9,671	9,751
Capital work-in-progress		1,672	1,365
Goodwill	2.5	3,701	3,652
Other intangible assets	2.5	730	776
Investment in associate	2.25	–	71
Financial assets:
Investments	2.6	6,061	6,382
Loans	2.7	23	29
Other financial assets	2.8	308	309
Deferred tax assets (net)	2.17	679	540
Income tax assets (net)	2.17	6,076	5,716
Other non-current assets	2.11	930	1,059
Total non-current assets		29,851	29,650
Current assets
Financial assets:
Investments	2.6	10,388	9,970
Trade receivables	2.9	12,488	12,322
Cash and cash equivalents	2.10	23,117	22,625
Loans	2.7	255	272
Other financial assets	2.8	6,343	5,980
Other Current assets	2.11	2,683	2,536
Total current assets		55,274	53,705
Total assets		85,125	83,355
EQUITY AND LIABILITIES
Equity
Equity share capital	2.13	1,144	1,144
Other equity		67,370	67,838
Total equity attributable to equity holders of the Company		68,514	68,982
Non-controlling interests		–	–
Total equity		68,514	68,982
Liabilities
Non-current liabilities
Financial Liabilities
Other financial liabilities	2.14	35	70
Deferred tax liabilities (net)	2.17	197	207
Other non-current liabilities	2.15	82	83
Total non-current liabilities		314	360
Current liabilities
Financial Liabilities
Trade payables		260	367
Other financial liabilities	2.14	7,104	6,349
Other current liabilities	2.15	3,990	3,007
Provisions	2.16	404	405
Income tax liabilities (net)	2.17	4,539	3,885
Total current liabilities		16,297	14,013
Total equity and liabilities		85,125	83,355

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co- Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

In crore, except equity share and per equity share data

Consolidated Statement of Profit and Loss	Note	Three months ended June 30,
		2017	2016
Revenue from operations	2.18	17,078	16,782
Other income, net	2.19	814	753
Total income		17,892	17,535
Expenses
Employee benefit expenses	2.20	9,366	9,282
Cost of technical sub-contractors		1,061	917
Travel expenses		527	740
Cost of software packages and others	2.20	440	276
Communication expenses		125	120
Consultancy and professional charges		246	175
Depreciation and amortisation expenses	2.4 and 2.5	450	400
Other expenses	2.20	752	825
Total expenses		12,967	12,735
Profit before non-controlling interests/share in net profit/(loss) of associate		4,925	4,800
Share in net profit/(loss) of associate		–	(2)
Write-down of investment in associate	2.25	(71)	–
Profit before tax		4,854	4,798
Tax expense:
Current tax	2.17	1,499	1,467
Deferred tax	2.17	(128)	(105)
Profit for the period		3,483	3,436
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		(3)	(17)
Equity instruments through other comprehensive income, net		–	–
		(3)	(17)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.12	(66)	–
Exchange differences on translation of foreign operations		107	38
Fair value changes on investments, net		27	–
		68	38
Total other comprehensive income, net of tax		65	21
Total comprehensive income for the period		3,548	3,457
Profit attributable to:
Owners of the Company		3,483	3,436
Non-controlling interests		–	–
		3,483	3,436
Total comprehensive income attributable to:
Owners of the Company		3,548	3,457
Non-controlling interests		–	–
		3,548	3,457
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		15.24	15.03
Diluted ()		15.23	15.03
Weighted average equity shares used in computing earnings per equity share	2.23
Basic		228,56,57,604	228,56,22,329
Diluted		228,70,58,148	228,57,68,122

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co- Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

In crore

Particulars	Equity Share capital (1)	OTHER EQUITY											Total equity attributable to equity holders of the Company
		RESERVES & SURPLUS							Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2016	1,144	2,213	47,063	54	10,553	8	–	5	–	715	–	(11)	61,744
Changes in equity for the three months ended June 30, 2016
Income tax benefit arising on exercise of stock options	–	1	–	–	–	(1)	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(3,923)	–	–	–	–	–	–	–	–	–	(3,923)
Transfer to general reserve	–	–	(1,579)	–	1,579	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(276)	–	–	–	276	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	276	–	–	–	(276)	–	–	–	–	–	–
Share based payments to employees (refer note 2.13)	–	–	–	–	–	9	–	–	–	–	–	–	9
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.22.1 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	(17)	(17)
Profit for the period	–	–	3,436	–	–	–	–	–	–	–	–	–	3,436
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	38	–	–	38
Balance as of June 30, 2016	1,144	2,214	44,997	54	12,132	16	–	5	–	753	–	(28)	61,287

Consolidated Statement of Changes in Equity (contd.)

In crore

Particulars	Equity Share capital (1)	OTHER EQUITY											Total equity attributable to equity holders of the Company
		RESERVES & SURPLUS							Other comprehensive income
		Securities premium reserve	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Cash flow hedge reserve	Other items of other comprehensive income
Balance as of April 1, 2017	1,144	2,216	52,882	54	12,135	120	–	5	(5)	458	39	(66)	68,982
Changes in equity for the three months ended June 30, 2017
Share based payments to employees (refer to note 2.13)	–	–	–	–	–	45	–	–	–	–	–	–	45
Excercise of stock options (refer to note 2.13)	–	2	–	–	–	(2)	–	–	–	–	–	–	–
Dividends (including corporate dividend tax)	–	–	(4,061)	–	–	–	–	–	–	–	–	–	(4,061)
Transfer to general reserve	–	–	(1,382)	–	1,382	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(483)	–	–	–	483	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	154	–	–	–	(154)	–	–	–	–	–	–
Remeasurement of the net defined benefit liability/asset, net of tax effect (refer note 2.22.1 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	(3)	(3)
Equity instruments through other comprehensive income	–	–	–	–	–	–	–	–		–	–	–	–
Fair value changes on investments , net of tax effect	–	–	–	–	–	–	–	–	–	–	–	27	27
Fair value changes on derivatives designated as cash flow hedge, net of tax (refer note 2.12)	–	–	–	–	–	–	–	–	–	–	(66)	–	(66)
Profit for the period	–	–	3,483	–	–	–	–	–	–	–	–	–	3,483
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	107	–	–	107
Balance as of June 30, 2017	1,144	2,218	50,593	54	13,517	163	329	5	(5)	565	(27)	(42)	68,514

The non controlling interest for each of the above periods is less than 1 crore

(1)	Net of treasury shares
(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co- Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

In crore

Consolidated Statement of Cash Flows	Three months ended June 30,
	2017	2016
Cash flow from operating activities
Profit for the period	3,483	3,436
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	1,371	1,362
Depreciation and amortization	450	400
Interest and dividend income	(631)	(670)
Impairment loss on financial assets	(4)	15
Exchange differences on translation of assets and liabilities	(3)	18
Other adjustments	65	69
Changes in assets and liabilities
Trade receivables and unbilled revenue	(459)	(818)
Loans, other financial assets and other assets	103	(327)
Trade payables	(107)	(124)
Other financial liabilities, other liabilities and provisions	964	327
Cash generated from operations	5,232	3,688
Income taxes paid	(1,205)	(744)
Net cash generated by operating activities	4,027	2,944
Cash flows from investing activities
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	(553)	(859)
Loans to employees	23	20
Deposits placed with corporation	(9)	(60)
Interest and dividend received on investments	210	123
Payment of contingent consideration for acquisition of business	(33)	(36)
Payments to acquire financial assets
Preference and equity securities	(13)	(26)
Tax free bonds and government bonds	(1)	(5)
Liquid mutual funds and fixed maturity plan securities	(16,472)	(10,669)
Certificates of deposit	(281)	–
Others	(9)	–
Proceeds on sale of financial assets
Tax free bonds and government bonds	4	4
Redemption of certificates of deposit	150	–
Liquid mutual funds and fixed maturity plan securities	16,774	10,183
Net cash used in investing activities	(210)	(1,325)
Cash flows from financing activities:
Payment of dividends	(3,363)	(3,256)
Net cash used in financing activities	(3,363)	(3,256)
Net increase / (decrease) in cash and cash equivalents	454	(1,637)
Cash and cash equivalents at the beginning of the period	22,625	32,697
Effect of exchange rate changes on cash and cash equivalents	38	(10)
Cash and cash equivalents at the end of the period	23,117	31,050
Supplementary information:
Restricted cash balance	601	512

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	R. Seshasayee Chairman	Ravi Venkatesan Co- Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the interim consolidated financial statements

1. Company overview and significant accounting policies

1.1 Company overview

Infosys is a leading provider in consulting, technology, outsourcing and next-generation services and software. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering Services and API & micro services.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company’s American Depositary Shares (ADSs) representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's interim consolidated financial statements are approved for issue by the Company's Board of Directors on July 14, 2017.

1.2 Basis of preparation of financial statements

These interim consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

Effective April 1, 2016, the Group has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101 - First time adoption of Indian Accounting Standards, with April 1, 2015 as the transition date. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Sec 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts, its subsidiaries and associate, as disclosed in Note 2.25. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

Associates are entities over which the Group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The Group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The Group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.17.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the CGU or groups of cash-generating units which are benefiting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue, while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increase in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Statement of Profit and Loss.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the Statement of Profit and Loss. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted in the statement of Profit and Loss.

1.11 Financial instruments

1.11.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income(FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income(OCI).

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost, is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.11.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.12 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to Note 2.12 for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

1.13 Impairment

a. Financial assets

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in Statement of Profit or Loss.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Statement of Profit and Loss and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone, Infosys Americas, Infosys Nova, Infosys Consulting Pte Ltd., Panaya, Kallidus and Noah are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profits in the Statement of Profit and Loss.

1.18.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Amendment to Ind AS 102:

During the quarter, the Company adopted amendment to Ind AS 102 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of amendment did not have any material effect on the interim consolidated financial statements.

1.20 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

Amendment to Ind AS 7:

During the quarter, the Company adopted the amendment to Ind AS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of amendment did not have any material effect on the interim consolidated financial statements.

1.21 Dividends

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

1.22 Other income

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Statement of Profit and Loss over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

2.3 Business combinations

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of upto $5 million (approximately 33 crore on acquisition date) and an additional consideration of upto $32 million (approximately 212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date over the next three years, subject to their continuous employment with the group at each anniversary. During the year ended March 31, 2016 based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ended December 31, 2016, the entire contingent consideration has been reversed in the statement of profit and loss.

The retention bonus is treated as a post-acquisition employee remuneration expense as per Ind AS 103. Post-acquisition employee remuneration expense of 13 crore has been recorded in the Statement of Profit and Loss for the three months ended June 30, 2017 and 31 crore for the three months ended June 30, 2016.

Proposed business transfer

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer of assets and liabilities between entities under common control will be accounted for at carrying values and will not have any impact on the consolidated financial statements.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of up to $20 million (approximately 128 crore on acquisition date).

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

During the three months ended June 30, 2017, contingent consideration of 45 crore was paid to the sellers of Kallidus on the achievement of certain financial targets. The balance contingent consideration as of June 30, 2017 and March 31, 2017 is 45 crore and 91 crore, respectively, on an undiscounted basis.

2.4 PROPERTY, PLANT AND EQUIPMENT

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2017:

In crore

Particulars	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2017	1,095	671	7,279	2,101	922	4,540	1,693	31	18,332
Additions	–	–	52	32	24	159	42	1	310
Deletions	–	–	–	(1)	(1)	(31)	(2)	(2)	(37)
Translation difference	–	–	10	1	1	5	5	–	22
Gross carrying value as of June 30, 2017	1,095	671	7,341	2,133	946	4,673	1,738	30	18,627
Accumulated depreciation as of April 1, 2017	–	(27)	(2,440)	(1,353)	(599)	(3,053)	(1,092)	(17)	(8,581)
Depreciation	–	(1)	(67)	(68)	(33)	(169)	(62)	(1)	(401)
Accumulated depreciation on deletions	–	–	–	–	1	31	2	1	35
Translation difference	–	–	–	–	(1)	(4)	(4)	–	(9)
Accumulated depreciation as of June 30, 2017	–	(28)	(2,507)	(1,421)	(632)	(3,195)	(1,156)	(17)	(8,956)
Carrying value as of June 30, 2017	1,095	643	4,834	712	314	1,478	582	13	9,671
Carrying value as of April 1, 2017	1,095	644	4,839	748	323	1,487	601	14	9,751

Following are the changes in the carrying value of property, plant and equipment for the three months ended June 30, 2016:

In crore

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	972	650	6,325	1,759	839	4,072	1,444	29	16,090
Additions	4	5	36	114	48	184	52	3	446
Deletions	–	–	–	(1)	(2)	(16)	(1)	(1)	(21)
Translation difference	–	–	–	–	–	–	(1)	–	(1)
Gross carrying value as of June 30, 2016	976	655	6,361	1,872	885	4,240	1,494	31	16,514
Accumulated depreciation as of April 1, 2016	–	(22)	(2,201)	(1,100)	(509)	(2,618)	(986)	(17)	(7,453)
Depreciation	–	(1)	(57)	(62)	(28)	(164)	(45)	(1)	(358)
Accumulated depreciation on deletions	–	–	–	1	2	15	1	1	20
Translation difference	–	–	–	–	–	–	1	–	1
Accumulated depreciation as of June 30, 2016	–	(23)	(2,258)	(1,161)	(535)	(2,767)	(1,029)	(17)	(7,790)
Carrying value as of June 30, 2016	976	632	4,103	711	350	1,473	465	14	8,724
Carrying value as of April 1, 2016	972	628	4,124	659	330	1,454	458	12	8,637

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

In crore

	Land- Freehold	Land- Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	972	650	6,325	1,759	839	4,072	1,444	29	16,090
Additions	123	21	981	349	138	800	379	8	2,799
Deletions	–	–	–	(4)	(52)	(315)	(113)	(6)	(490)
Translation difference	–	–	(27)	(3)	(3)	(17)	(17)	–	(67)
Gross carrying value as of March 31, 2017	1,095	671	7,279	2,101	922	4,540	1,693	31	18,332
Accumulated depreciation as of April 1, 2016	–	(22)	(2,201)	(1,100)	(509)	(2,618)	(986)	(17)	(7,453)
Depreciation	–	(5)	(239)	(261)	(119)	(678)	(210)	(5)	(1,517)
Accumulated depreciation on deletions	–	–	–	4	27	230	92	5	358
Translation difference	–	–	–	4	2	13	12	–	31
Accumulated depreciation as of March 31, 2017	–	(27)	(2,440)	(1,353)	(599)	(3,053)	(1,092)	(17)	(8,581)
Carrying value as of March 31, 2017	1,095	644	4,839	748	323	1,487	601	14	9,751
Carrying value as of April 1, 2016	972	628	4,124	659	330	1,454	458	12	8,637

Notes: (1) Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

Gross carrying value of lease hold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortisation expense in the consolidated Statement of Profit and Loss.

2.5 GOODWILL AND OTHER INTANGIBLE ASSETS

Following is a summary of changes in the carrying amount of goodwill:

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Carrying value at the beginning	3,652	3,764
Translation differences	49	(112)
Carrying value at the end	3,701	3,652

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGUs.

The goodwill has been allocated to the operating segments as at March 31, 2017:

 (In crore)

Segment	As at
March 31, 2017
Financial services	826
Manufacturing	409
Retail, Consumer packaged goods and Logistics	556
Life Sciences, Healthcare and Insurance	638
Energy & Utilities, Communication and Services	765
3,194
Operating segments without significant goodwill	458
Total	3,652

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGUs which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys BPO, Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava has been allocated to the groups of CGUs which are represented by a majority of the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGUs which is represented by the Energy & Utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections for a CGU / groups of CGUs over a period of five years. An average of the range of each assumption used is mentioned below. As of March 31, 2017, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value less cost to sell being higher than value-in-use. The carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

(in %)

As at
March 31, 2017
Long term growth rate	8-10
Operating margins	17-20
Discount rate	14.4

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the three months ended June 30, 2017:

In crore

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2017	750	405	21	1	66	90	62	1,395
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	7	(1)	–	–	1	–	–	7
Gross carrying value as of June 30, 2017	757	404	21	1	67	90	62	1,402
Accumulated amortization as of April 1, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Amortization expense	(22)	(20)	–	–	–	(3)	(4)	(49)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	(3)	1	–	–	–	(2)	–	(4)
Accumulated amortization as of June 30, 2017	(407)	(140)	(21)	(1)	(7)	(54)	(42)	(672)
Carrying value as of April 1, 2017	368	284	–	–	59	41	24	776
Carrying value as of June 30, 2017	350	264	–	–	60	36	20	730
Estimated Useful Life (in years)	3-10	5-8	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-6	3-6	–	–	44	1-8	1-3

Following are the changes in the carrying value of acquired intangible assets for the three months ended June 30, 2016:

In crore

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2016	775	414	21	1	72	93	63	1,439
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	9	8	–	–	–	1	1	19
Gross carrying value as of June 30, 2016	784	422	21	1	72	94	64	1,458
Accumulated amortization as of April 1, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Amortization expense	(23)	(11)	–	–	–	(4)	(4)	(42)
Deletions during the period	–	–	–	–	–	–	–	–
Translation differences	(3)	(1)	–	–	–	–	–	(4)
Accumulated amortization as of June 30, 2016	(329)	(74)	(21)	(1)	(6)	(42)	(27)	(500)
Carrying value as of April 1, 2016	472	352	–	–	66	55	40	985
Carrying value as of June 30, 2016	455	348	–	–	66	52	37	958

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2017:

In crore

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as of April 1, 2016	775	414	21	1	72	93	63	1,439
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	–	–	–	–	–	–	–	–
Translation difference	(25)	(9)	–	–	(6)	(3)	(1)	(44)
Gross carrying value as of March 31, 2017	750	405	21	1	66	90	62	1,395
Accumulated amortization as of April 1, 2016	(303)	(62)	(21)	(1)	(6)	(38)	(23)	(454)
Amortization expense	(91)	(63)	–	–	(1)	(14)	(17)	(186)
Deletion during the period	–	–	–	–	–	–	–	–
Translation differences	12	4	–	–	–	3	2	21
Accumulated amortization as of March 31, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Carrying value as of April 1, 2016	472	352	–	–	66	55	40	985
Carrying value as of March 31, 2017	368	284	–	–	59	41	24	776
Estimated Useful Life (in years)	3-10	5-8	–	–	50	3-10	3-5
Estimated Remaining Useful Life (in years)	1-6	3-6	–	–	44	1-8	1-4

During the year ended March 31, 2017, the management based on an internal evaluation reassessed the remaining useful life of certain technology assets acquired as a part of business combinations. Accordingly, the remaining useful life of the said asset which was 8 years has been revised to 3 years. Amortization expense for the year ended March 31, 2017 is higher by 19 crore due to the revision.

The amortization expense has been included under depreciation and amortization expense in the consolidated statement of profit and loss.

Research and development expense recognized in net profit in the consolidated Statement of Profit and Loss for the three months ended June 30, 2017 and June 30, 2016 is 198 crore and 184 crore respectively.

2.6 INVESTMENTS

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Non-current
Unquoted
Investments carried at fair value through other comprehensive income(refer note 2.6.1)
Preference securities	131	144
Equity instruments	16	15
	147	159
Investments carried at fair value through profit and loss(refer note 2.6.1)
Convertible promissory note	11	10
Others	46	35
	57	45
Quoted
Investment carried at amortized cost(refer note 2.6.2)
Tax free bonds	1,898	1,898
	1,898	1,898
Investments carried at fair value through profit and loss(refer note 2.6.3)
Fixed maturity plan securities	414	407
	414	407
Investments carried at fair value through other comprehensive income(refer note 2.6.4)
Non convertible debentures	3,545	3,873
	3,545	3,873
Total non-current investments	6,061	6,382
Current
Unquoted
Investments carried at fair value through profit or loss(refer note 2.6.3)
Liquid mutual fund units	1,560	1,803
	1,560	1,803
Investments carried at fair value through other comprehensive income
Certificates of deposit (refer note 2.6.4)	8,165	7,905
Preference Securities (refer note 2.6.1)	27	–
	8,192	7,905
Quoted
Investment carried at amortized cost(refer note 2.6.2)
Government Bonds	6	9
	6	9
Investments carried at fair value through profit or loss(refer note 2.6.3)
Fixed maturity plan securities	154	151
	154	151
Investments carried at fair value through other comprehensive income(refer note 2.6.4)
Non convertible debentures	476	102
	476	102
Total current investments	10,388	9,970
Total investments	16,449	16,352
Aggregate amount of quoted investments	6,493	6,440
Market value of quoted investments (including interest accrued)	6,811	6,701
Aggregate amount of unquoted investments (including investment in associate)	9,956	9,983
Aggregate amount of impairment made for non-current unquoted investments (including investment in associate)	95	24
Investments carried at amortized cost	1,904	1,907
Investments carried at fair value through other comprehensive income	12,360	12,039
Investments carried at fair value through profit or loss	2,185	2,406

2.6.1 Details of investments

The details of investments in preference, equity and other instruments at June 30, 2017 and March 31, 2017 are as follows:

In crore, except otherwise stated

Particulars	As at
	June 30, 2017	March 31, 2017
Preference securities
Airviz Inc.	9	9
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
ANSR Consulting	10	10
52,631 (52,631) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	15	15
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
CloudEndure Ltd.	37	37
25,59,290 (25,59,290) Preferred Series B Shares, fully paid up, par value ILS 0.01 each
Nivetti Systems Private Limited	10	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1 each
Waterline Data Science, Inc	24	24
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each
Trifacta Inc.	26	26
11,80,358 (11,80,358) Preferred Stock
Cloudyn Software Ltd	27	13
54,044 (27,022) Preferred Series B-3 shares, fully paid up, par value ILS 0.01 each
Equity Instruments
OnMobile Systems Inc., USA	–	–
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052 each, fully paid up, par value 10 each
Global Innovation and Technology Alliance	1	1
15,000 (15,000) equity shares at 1,000 each, fully paid up, par value 1,000 each
Unsilo A/S	15	14
69,894 (69,894) Equity Shares, fully paid up, par value DKK 1 each
Others
Stellaris Venture Partners India I	3	3
Vertex Ventures US Fund L.L.P	43	32
Convertible promissory note
Tidalscale	11	10
	231	204

2.6.2 Details of investments in tax free bonds and government bonds

The balances held in tax free bonds as at June 30, 2017 and March 31, 2017 are as follows:

In crore, except as otherwise stated

Particulars	As at June 30, 2017			As at March 31, 2017
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000/-	470	50	470	50
7.16% Power Finance Corporation Ltd Bonds 17JUL2025	10,00,000/-	1,000	107	1,000	107
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited 21DEC2030	1,000/-	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Bonds 18SEP2030	10,00,000/-	3,300	343	3,300	343
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
7.35% National Highways Authority of India Bonds 11JAN2031	1,000/-	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	1,50,000	15
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	50	5,00,000	50
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
		74,55,416	1,898	74,55,416	1,898

The balances held in government bonds as at June 30, 2017 and March 31, 2017 are as follows:

In crore, except as otherwise stated

Particulars	Face Value PHP	As at June 30, 2017		As at March 31, 2017
		Units	Amount	Units	Amount
Treasury Notes PHY6972FWQ99 MAT DATE 07 Jun 2017	100	–	–	3,40,000	4
Treasury Notes PIBL1217E082 MAT DATE 09 May 2018	100	1,00,000	1	–	–
Treasury Notes PIBL1217C056 MAT DATE 14 Mar 2018	100	4,00,000	5	4,00,000	5
		5,00,000	6	7,40,000	9

2.6.3 Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at June 30, 2017 and March 31, 2017 are as follows:

In crore, except as otherwise stated

Particulars	As at June 30, 2017		As at March 31, 2017
	Units	Amount	Units	Amount
Birla Sun Life Cash Plus- Growth- Direct Plan	19,67,474	52	1,45,22,491	380
Birla Sun Life Floating Rate Fund- Short Term Plan- Growth Direct Plan	1,43,25,061	316	–	–
BSL Cash Manager - Growth	2,29,989	9	2,66,264	11
HDFC Liquid Fund- Direct Plan- Growth Option	8,26,701	269	–	–
ICICI Prudential Liquid- Direct Plan- Growth	1,38,92,060	340	1,03,88,743	250
ICICI Prudential Money Market Fund- Direct Plan - Growth	11,38,787	26	–	–
IDFC Cash Fund- Direct Plan- Growth	8,34,497	168	12,65,679	250
Kotak Low Duration Fund Direct Growth (Ultra Short Term)	–	–	15,02,564	305
L&T Liquid Fund Direct Plan Growth	–	–	6,72,806	150
Reliance Liquid Fund Cash Plan	28,305	8	28,305	7
Reliance Liquid Fund- Treasury Plan- Direct Growth Plan- Growth Option	8,47,956	342	8,82,465	350
SBI Premier Liquid Fund- Direct Plan- Growth	1,15,696	30	3,91,909	100
	3,42,06,526	1,560	2,99,21,226	1,803

The balances held in fixed maturity plans as at June 30, 2017 and March 31, 2017 are as follows:

Particulars	As at June 30, 2017		As at March 31, 2017
	Units	Amount	Units	Amount
Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	6,00,00,000	61	6,00,00,000	61
Birla Sun Life Fixed Term Plan- Series OE 1153 Days- GR Direct	2,50,00,000	26	2,50,00,000	25
HDFC FMP 1155D Feb 2017- Direct Growth Series 37	3,80,00,000	39	3,80,00,000	38
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	5,50,00,000	57	5,50,00,000	55
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	4,20,00,000	43	4,20,00,000	42
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	3,00,00,000	31	3,00,00,000	30
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	1,00,00,000	10	1,00,00,000	10
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	1,50,00,000	15	1,50,00,000	15
Kotak FMP Series 199 Direct- Growth	3,50,00,000	36	3,50,00,000	36
Reliance Fixed Horizon Fund- XXXII Series 8- Dividend Plan	5,00,00,000	51	5,00,00,000	50
Reliance Yearly Interval Fund Series 1- Direct Plan- Growth Plan	10,69,06,898	154	10,69,06,898	151
	51,19,06,898	568	51,19,06,898	558

2.6.4 Details of investments in non convertible debentures and certificates of deposit

The balances held in non convertible debenture units as at June 30, 2017 and March 31, 2017 is as follows:

In crore, except as otherwise stated

Particulars		As at June 30, 2017		As at March 31, 2017
	Face Valu e	Units	Amount	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/-	50	53	50	52
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/-	1,000	104	1,000	100
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/-	500	52	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/-	3,000	319	3,000	309
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/-	1,250	134	1,250	129
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/-	500	51	500	52
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/-	150	159	150	155
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/-	2,000	205	2,000	208
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/-	50	54	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/-	500	52	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/-	100	109	100	106
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000/-	200	206	200	217
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/-	2,000	207	2,000	218
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/-	500	52	500	55
8.43% IDFC Bank Limited 30JAN2018	10,00,000/-	1,000	104	1,000	102
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000/-	50	51	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/-	500	53	500	52
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000/-	900	47	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/-	100	110	100	108
8.54% IDFC Bank Limited 30MAY2018	10,00,000/-	1,500	185	1,500	182
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/-	50	53	50	51
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000/-	1,000	111	1,000	108
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/-	1,750	194	1,750	190
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/-	1,000	107	1,000	104
8.66% IDFC Bank Limited 25JUN2018	10,00,000/-	1,520	187	1,520	184
8.66% IDFC Bank Limited 27DEC2018	10,00,000/-	400	50	400	49
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/-	75	78	75	77
8.75% Housing Development Finance Corporation Ltd 13JAN2020	5,00,000/-	5,000	267	5,000	260
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/-	1,070	115	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/-	1,000	107	1,000	104
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/-	500	55	500	53
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/-	3,000	336	3,000	327
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000/-	500	54	500	53
		32,715	4,021	32,715	3,975

The balances held in certificates of deposit as at June 30, 2017 and March 31, 2017 are as follows:

In crore, except as otherwise stated

Particulars		As at June 30, 2017		As at March 31, 2017
	Face Valu e	Units	Amount	Units	Amount
Andhra Bank	1,00,000/-	25,000	249	35,000	344
Axis Bank	1,00,000/-	3,05,600	2,963	3,05,600	2,914
Corporation Bank	1,00,000/-	33,500	331	33,500	327
DBS Bank	1,00,000/-	–	–	5,000	49
ICICI Bank	1,00,000/-	42,500	419	42,500	413
IDFC Bank	1,00,000/-	1,40,000	1,350	1,40,000	1,328
IndusInd Bank	1,00,000/-	1,06,400	1,027	1,06,400	1,011
Kotak Bank	1,00,000/-	1,15,500	1,109	85,500	813
Vijaya Bank	1,00,000/-	14,000	139	14,000	137
Yes Bank	1,00,000/-	60,000	578	60,000	569
		8,42,500	8,165	8,27,500	7,905

2.7 LOANS

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Non Current
Unsecured, considered good
Other loans
Loans to employees	23	29
	23	29
Unsecured, considered doubtful
Loans to employees	25	24
	48	53
Less: Allowance for doubtful loans to employees	25	24
	23	29
Current
Unsecured, considered good
Other loans
Loans to employees	255	272
	255	272
Total loans	278	301

2.8 OTHER FINANCIAL ASSETS

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Non Current
Security deposits (1)	89	86
Rental deposits (1)	171	175
Restricted deposits(1)	48	48
	308	309
Current
Security deposits (1)	7	10
Rental deposits (1)	14	9
Restricted deposits (1)	1,425	1,416
Unbilled revenues (1)	3,945	3,648
Interest accrued but not due (1)	851	576
Foreign currency forward and options contracts (2) (3)	24	284
Others (1)	77	37
	6,343	5,980
Total financial assets	6,651	6,289
(1) Financial assets carried at amortized cost	6,627	6,005
(2) Financial assets carried at fair value through other comprehensive income	–	52
(3) Financial assets carried at fair value through profit or loss	24	232

Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business. Security deposits relate principally to leased telephone lines and electricity supplies. Other assets primarily represent travel advances and other recoverables.

2.9 TRADE RECEIVABLES (1)

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Current
Unsecured
Considered good	12,488	12,322
Considered doubtful	297	318
	12,785	12,640
Less: Allowances for credit loss	297	318
	12,488	12,322
(1) Includes dues from companies where directors are interested	5	1

2.10 CASH AND CASH EQUIVALENTS

 In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Balances with banks
In current and deposit accounts	15,493	14,889
Cash on hand	–	–
Others
Deposits with financial institutions	7,624	7,736
	23,117	22,625
Balances with banks in unpaid dividend accounts	25	17
Deposit with more than 12 months maturity	6,953	6,954
Balances with banks held as margin money deposits against guarantees	420	404

Cash and cash equivalents as of June 30, 2017 and March 31, 2017 include restricted cash and bank balances of 601 crore and 572 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Current accounts
ANZ Bank, Taiwan	6	3
Axis Bank, India	1	1
Banamex Bank, Mexico	2	2
Banamex Bank, Mexico (U.S. Dollar account)	8	8
Bank of America, Mexico	74	54
Bank of America, USA	960	1,030
Bank of Baroda, Mauritius	1	–
Bank Zachodni WBK S.A, Poland	10	4
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	2	–
Barclays Bank, UK	7	1
Bank Leumi, Israel (US Dollar account)	36	2
Bank Leumi, Israel	8	11
Bank Leumi, Israel (YEN account)	2	–
BNP Paribas Bank, Norway	43	17
China Merchants Bank, China	2	9
Citibank N.A, China	146	61
Citibank N.A., China (U.S. Dollar account)	19	11
Citibank N.A., Costa Rica	2	5
Citibank N.A., Australia	48	19
Citibank N.A., Brazil	20	30
Citibank N.A., Dubai	1	1
Citibank N.A., Hungary	3	3
Citibank N.A., India	2	3
Citibank N.A., Japan	6	12
Citibank N.A., New Zealand	8	10
Citibank N.A., Portugal	2	2
Citibank N.A., Singapore	–	2
Citibank N.A., South Korea	–	1
Citibank N.A., South Africa	15	9
Citibank N.A., South Africa (Euro account)	1	1
Citibank N.A., Philippines, (U.S. Dollar account)	–	1
Citibank N.A., USA	92	78
Citibank N.A., EEFC (U.S. Dollar account)	56	1
Commerzbank, Germany	21	18
Danske Bank, Sweden	1	–
Deutsche Bank, India	11	12
Deutsche Bank, Philippines	4	5
Deutsche Bank, Philippines (U.S. Dollar account)	3	4
Deutsche Bank, Poland	9	12
Deutsche Bank, Poland (Euro account)	3	4
Deutsche Bank, EEFC (Australian Dollar account)	2	38
Deutsche Bank, EEFC (Euro account)	28	25
Deutsche Bank, EEFC (Swiss Franc account)	1	2
Deutsche Bank, EEFC (U.S. Dollar account)	83	76
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	5	10
Deutsche Bank, Belgium	65	10
Deutsche Bank, Malaysia	–	7
Deutsche Bank, Czech Republic	10	8
Deutsche Bank, Czech Republic (Euro account)	6	7
Deutsche Bank, Czech Republic (U.S. Dollar account)	29	30
Deutsche Bank, France	9	8
Deutsche Bank, Germany	13	48
Deutsche Bank, Netherlands	9	2
Deutsche Bank, Russia	9	3
Deutsche Bank, Russia (U.S. Dollar account)	8	1
Deutsche Bank, Singapore	1	6
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	22	9
Deutsche Bank, Switzerland (U.S. Dollar account)	–	1
Deutsche Bank, United Kingdom	43	26
Deutsche Bank, USA	2	12
HSBC Bank, Brazil	–	1
HSBC Bank, Hong Kong	1	1
ICICI Bank, India	47	53
ICICI Bank, EEFC (Euro account)	–	1
ICICI Bank, EEFC (U.S. Dollar account)	17	5
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	1	1
ING Bank, Belgium	2	2
Nordbanken, Sweden	20	33
Punjab National Bank, India	13	6
Raiffeisen Bank, Czech Republic	4	4
Raiffeisen Bank, Romania	6	4
Royal Bank of Canada, Canada	118	83
Santander Bank, Argentina	2	1
State Bank of India, India	55	7
Silicon Valley Bank, USA	7	4
Silicon Valley Bank, EEFC (U.S. Dollar account)	1	–
Silicon Valley Bank (Euro account)	14	19
Silicon Valley Bank (United Kingdom Pound Sterling account)	3	2
Union Bank of Switzerland AG	–	3
Union Bank of Switzerland AG, (Euro account)	–	4
Union Bank of Switzerland AG, (Hong Kong Dollar account)	1	–
Wells Fargo Bank N.A., USA	39	33
Westpac, Australia	1	1
Yes Bank, India	9	–
	2,342	2,044

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Deposit accounts
Axis Bank	1,081	1,175
Bank BGZ BNP Paribas S.A	157	183
Barclays Bank	825	825
Canara Bank	84	84
Citibank	146	165
Deutsche Bank, Poland	105	71
HDFC Bank	2,444	469
HSBC Bank	500	500
ICICI Bank	5,182	4,644
IDBI Bank	–	1,750
IDFC Bank	200	200
IndusInd Bank	191	191
Kotak Mahindra Bank	535	535
South Indian Bank	450	450
Standard Chartered Bank	–	500
Syndicate Bank	49	49
Yes Bank	757	633
	12,706	12,424
Unpaid dividend accounts
Axis Bank - Unpaid dividend account	2	2
HDFC Bank - Unpaid dividend account	2	2
ICICI Bank - Unpaid dividend account	21	13
	25	17
Margin money deposits against guarantees
Canara Bank	175	177
Citibank	2	2
ICICI Bank	243	225
	420	404
Deposits with financial institutions
HDFC Limited	6,924	7,036
LIC Housing Finance Limited	700	700
	7,624	7,736
Total cash and cash equivalents	23,117	22,625

2.11 OTHER ASSETS

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Non Current
Capital advances	505	600
Advances other than capital advances
Prepaid gratuity (refer note 2.22.1)	39	79
Others
Deferred Contract Cost	272	284
Prepaid expenses	114	96
	930	1,059
Current
Advances other than capital advances
Payment to vendors for supply of goods	87	131
Others
Withholding taxes and others	2,016	1,886
Prepaid expenses	502	441
Deferred Contract Cost	78	78
	2,683	2,536
Total other assets	3,613	3,595

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.12 FINANCIAL INSTRUMENTS

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of June 30, 2017 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.10)	23,117	–	–	–	–	23,117	23,117
Investments (Refer Note 2.6)
Equity and preference securities	–	–	–	174	–	174	174
Tax-free bonds and government bonds	1,904	–	–	–	–	1,904	2,222*
Liquid mutual fund units	–	–	1,560	–	–	1,560	1,560
Non convertible debentures	–	–	–	–	4,021	4,021	4,021
Certificates of deposit	–	–	–	–	8,165	8,165	8,165
Convertible promissory note	–	–	11	–	–	11	11
Other investments	–	–	46	–	–	46	46
Fixed maturity plan securities	–	–	568	–	–	568	568
Trade receivables (Refer Note 2.9)	12,488	–	–	–	–	12,488	12,488
Loans (Refer Note 2.7)	278	–	–	–	–	278	278
Other financials assets (Refer Note 2.8)	6,627	–	24	–	–	6,651	6,651
Total	44,414	–	2,209	174	12,186	58,983
Liabilities:
Trade payables	260	–	–	–	–	260	260
Other financial liabilities (Refer Note 2.14)	5,630	–	49	–	37	5,716	5,716
Total	5,890	–	49	–	37	5,976

* On account of fair value changes including interest accrued

The carrying value and fair value of financial instruments by categories as of March 31, 2017 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.10)	22,625	–	–	–	–	22,625	22,625
Investments (Refer Note 2.6)
Equity and preference securities	–	–	–	159	–	159	159
Tax-free bonds and government bonds	1,907	–	–	–	–	1,907	2,168*
Liquid mutual fund units	–	–	1,803	–	–	1,803	1,803
Non convertible debentures	–	–	–	–	3,975	3,975	3,975
Certificates of deposit	–	–	–	–	7,905	7,905	7,905
Convertible promissory note	–	–	10	–	–	10	10
Other investments	–	–	35	–	–	35	35
Fixed maturity plan securities	–	–	558	–	–	558	558
Trade receivables (Refer Note 2.9)	12,322	–	–	–	–	12,322	12,322
Loans (Refer Note 2.7)	301	–	–	–	–	301	301
Other financials assets (Refer Note 2.8)	6,005	–	232	–	52	6,289	6,289
Total	43,160	–	2,638	159	11,932	57,889
Liabilities:
Trade payables	367	–	–	–	–	367	367
Other financial liabilities (Refer Note 2.14)	4,973	–	87	–	–	5,060	5,060
Total	5,340	–	87	–	–	5,427

* On account of fair value changes including interest accrued

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2017:

(In crore)

	As of June 30, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note 2.6)	1,560	1,560	–	–
Investments in tax-free bonds (Refer Note 2.6)	2,216	2,044	172	–
Investments in government bonds (Refer Note 2.6)	6	6	–	–
Investments in equity instruments (Refer Note 2.6)	16	–	–	16
Investments in preference securities (Refer Note 2.6)	158	–	–	158
Investments in non convertible debentures (Refer Note 2.6)	4,021	3,444	577	–
Investments in certificates of deposit (Refer Note 2.6)	8,165	–	8,165	–
Investments in fixed maturity plan securities (Refer Note 2.6)	568	–	568	–
Investments in convertible promissory note (Refer Note 2.6)	11	–	–	11
Other investments (Refer Note 2.6)	46	–	–	46
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note 2.8)	24	–	24	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note 2.14)	45	–	45	–
Liability towards contingent consideration (Refer note 2.14)*	41	–	–	41

*Discounted $7 million (approximately 45 crore) at 14.0%

During the three months ended June 30, 2017, tax free bonds & non convertible debentures of 1,792 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

(In crore)

	As of March 31, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer Note 2.6)	1,803	1,803	–	–
Investments in tax free bonds (Refer Note 2.6)	2,159	282	1,877	–
Investments in government bonds (Refer Note 2.6)	9	9	–	–
Investments in equity instruments (Refer Note 2.6)	15	–	–	15
Investments in preference securities (Refer Note 2.6)	144	–	–	144
Investments in non convertible debentures (Refer Note 2.6)	3,975	3,371	604	–
Investments in certificates of deposit (Refer Note 2.6)	7,905	–	7,905	–
Investments in fixed maturity plan securities (Refer Note 2.6)	558	–	558	–
Investments in convertible promissory note (Refer Note 2.6)	10	–	–	10
Other investments (Refer Note 2.6)	35	–	–	35
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note 2.8)	284	–	284	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note 2.14)	2	–	2	–
Liability towards contingent consideration (Refer note 2.14)*	85	–	–	85

*Discounted $14 million (approximately 91 crore) at 14.2%

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as of June 30, 2017 from March 31, 2017 is on account of settlement of contingent consideration of 45 crore and change in discount rate and passage of time.

The fair value of liquid mutual funds is based on quoted price. The fair value of tax-free bonds and government bonds is based on quoted prices and market observable inputs. The fair value is of non-convertible debentures is based on quoted prices and market observable inputs. The fair value of fixed maturity plan securities and certificates of deposit is based on market observable inputs. Derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The fair value of investments in unquoted equity, preference and other securities is determined using Level 3 inputs like Discounted cash flows, Market multiple method, Option pricing model, etc.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyzes foreign currency risk from financial instruments as of June 30, 2017:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,392	160	55	156	851	2,614
Trade receivables	8,337	1,335	760	648	703	11,783
Other financial assets (including loans)	2,555	534	344	161	409	4,003
Trade payables	(80)	(36)	(31)	(5)	(82)	(234)
Other financial liabilities	(2,458)	(443)	(240)	(220)	(542)	(3,903)
Net assets / (liabilities)	9,746	1,550	888	740	1,339	14,263

The following table analyzes foreign currency risk from financial instruments as of March 31, 2017:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,334	131	36	183	700	2,384
Trade receivables	8,345	1,244	775	561	702	11,627
Other financial assets (including loans)	2,862	535	372	159	403	4,331
Trade payables	(115)	(32)	(13)	(5)	(158)	(323)
Other financial liabilities	(2,129)	(406)	(211)	(211)	(547)	(3,504)
Net assets / (liabilities)	10,297	1,472	959	687	1,100	14,515

For each of the three months ended June 30, 2017 and June 30, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.49%.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign currency forward and option contracts:

	As of		As of
	June 30, 2017		March 31, 2017
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	70	516	95	658
In United Kingdom Pound Sterling	45	377	40	324
In Australian dollars	90	447	130	644
Option Contracts
In Euro	65	479	40	277
In United Kingdom Pound Sterling	10	84	–	–
In Australian dollars	40	198	–	–
Other derivatives
Forward contracts
In U.S. dollars	566	3,655	526	3,411
In Euro	91	671	114	786
In United Kingdom Pound Sterling	97	813	75	609
In Australian dollars	35	174	35	174
In Swiss Franc	–	–	10	65
In Singapore dollars	5	23	5	23
In Swedish Krona	50	38	50	36
In New Zealand dollars	5	24	–	–
In Canadian dollars	13	65	–	–
In Polish Zloty	37	64	–	–
Option Contracts
In U.S. dollars	223	1,437	195	1,265
In Euro	45	332	25	173
In United Kingdom Pound Sterling	20	167	30	243
In Canadian dollars	–	–	13	65
Total forwards and options		9,564		8,753

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the Balance Sheet date:

(In crore)

Particulars	As of
	June 30, 2017	March 31, 2017
Not later than one month	2,803	2,303
Later than one month and not later than three months	5,075	4,316
Later than three months and not later than one year	1,686	2,134
	9,564	8,753

During the three months ended June 30, 2017, the group has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to revenue in the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months ended June 30, 2017:

(In crore)

Three months ended June 30, 2017
Balance at the beginning of the period	39
Gain / (Loss) recognised in other comprehensive income during the period	(41)
Amount reclassified to revenue during the period	(47)
Tax impact on above	22
Balance at the end of the period	(27)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

	As of		As of
	June 30, 2017		March 31, 2017
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	45	(66)	285	(3)
Amount set off	(21)	21	(1)	1
Net amount presented in Balance Sheet	24	(45)	284	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 12,488 crore and 12,322 crore as of June 30, 2017 and March 31, 2017, respectively and unbilled revenues amounting to 3,945 crore and 3,648 crore as of June 30, 2017 and March 31, 2017, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of Ind AS 109, the group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

	Three months ended June 30,
	2017	2016
Revenue from top customer	3.3	3.6
Revenue from top ten customers	20.0	22.2

Credit risk exposure

The reversal of lifetime expected credit loss on customer balances for the three months June 30, 2017 was 4 crore and and allowance for lifetime expected credit loss was 15 crore for the three months ended June 30, 2016.

(In crore)

	Three months ended June 30,
	2017	2016
Balance at the beginning	411	289
Impairment loss recognized / (reversed)	(4)	15
Amounts written off	(3)	–
Translation differences	1	1
Balance at the end	405	305

The Company’s credit period generally ranges from 30-60 days.

(In crore except otherwise stated)

	As of
	June 30, 2017	March 31, 2017
Trade receivables	12,488	12,322
Unbilled revenues	3,945	3,648
Days Sales Outstanding- DSO (days)	68	68

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, quoted bonds issued by government and quasi government organizations and non convertible debentures.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding bank borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As of June 30, 2017, the Group had a working capital of 38,977 crore including cash and cash equivalents of 23,117 crore and current investments of 10,388 crore. As of March 31, 2017, the Group had a working capital of 39,692 crore including cash and cash equivalents of 22,625 crore and current investments of 9,970 crore.

As of June 30, 2017 and March 31, 2017, the outstanding employee compensated absences were 1,423 crore and 1,359 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of June 30, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	260	–	–	–	260
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.14)	5,595	36	–	–	5,631
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note 2.14)	45	–	–	–	45

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	367	–	–	–	367
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.14)	4,943	31	–	–	4,974
Liability towards acquisitions on an undiscounted basis (including contingent consideration) (Refer Note 2.14)	45	46	–	–	91

2.13 EQUITY

SHARE CAPITAL

In crore, except as otherwise stated

Particulars	As at
	June 30, 2017	March 31, 2017
Authorized
Equity shares, 5 par value
2,40,00,00,000 (2,40,00,00,000) equity shares	1,200	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5 par value (1)	1,144	1,144
2,28,56,79,962 (2,28,56,55,150) equity shares fully paid-up(2)
	1,144	1,144

Forfeited shares amounted to 1,500 (1,500)

(1) Refer note 2.23 for details of basic and diluted shares

(2) Net of treasury shares 1,12,64,702 (1,12,89,514)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors (the Board) is subject to the approval of the shareholders in the ensuing Annual General Meeting. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

In the period of five years immediately preceding June 30 2017:

The Company has allotted 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan(RSU) have been adjusted for bonus shares.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

Dividends

The Board, in its meeting on April 15, 2016, proposed a final dividend of 14.25/- per equity share and the same was approved by the shareholders at the Annual General Meeting held on June 18, 2016. The amount was recognized as distributions to equity shareholders during the year ended March 31, 2017 and the total appropriation was 3,923 crore (excluding dividend on treasury shares), including corporate dividend tax.

The amount of per share dividend recognized as distributions to equity shareholders during the year ended March 31, 2016 was 29.50/- per equity share (not adjusted for June 17, 2015 bonus issue).

The Board of directors in their meeting on October 14, 2016 declared an interim dividend of 11/- per equity share, which resulted in cash outflow of 3,029 crore, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax

The Board of Directors, in its meeting on April 13, 2017, proposed a final dividend of 14.75/- per equity share for the financial year ended March 31, 2017 and the same was approved by the shareholders at the Annual General Meeting held on June 24, 2017. The amount was recognized as distributions to equity shareholders during the quarter ended June 30, 2017 and the total appropriation was 4,061 crore (excluding dividend on treasury shares), including corporate dividend tax.

The Board has increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

Capital allocation policy

The Board, in its meeting on April 13, 2017, reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term:

The key aspects of the Capital Allocation Policy are:

1. The Company’s current policy is to pay dividends of up to 50% of post-tax profits of the Financial Year. Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

2. Additionally, the Board has identified an amount of up to 13,000 crore ($2 billion) to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

The details of shareholder holding more than 5% shares as at June 30, 2017 and March 31, 2017 are set out below :

Name of the shareholder	As at June 30, 2017		As at March 31, 2017
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	38,32,97,937	16.69	38,33,17,937	16.69
Life Insurance Corporation of India	16,14,48,093	7.03	16,14,36,123	7.03

The reconciliation of the number of shares outstanding and the amount of share capital as at June 30, 2017 and March 31, 2017 is as follows:

In crore, except as stated otherwise

Particulars	As at June 30, 2017		As at March 31, 2017
	Number of shares	Amount	Number of shares	Amount
At the beginning of the period	228,56,55,150	1,144	228,56,21,088	1,144
Add: Shares issued on exercise of employee stock options	24,812	–	34,062	–
Less: Increase in treasury shares consequent to bonus issue	–	–	–	–
At the end of the period	228,56,79,962	1,144	228,56,55,150	1,144

Employee Stock Option Plan (ESOP):

2015 Stock Incentive Compensation Plan (the 2015 Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,12,64,702 and 1,12,89,514 shares, as of June 30, 2017 and March 31, 2017, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to CEO:

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of time-based RSUs of fair value $2 million which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. Time based RSUs of fair value of $2 million (approximately 13.42 crore) for financial year 2017 was granted on August 1, 2016 amounting to 1,20,700 RSUs in equity shares represented by ADSs.

Based on fiscal 2017 performance evaluation, the Board, on the recommendations of nomination and remuneration committee, approved on April 13, 2017, performance based equity and stock options for fiscal 2017 comprising 1,32,483 RSUs amounting to US$ 1.9 million (approximately 12.91 crore) and 3,30,525 ESOPs amounting to US$ 0.96 million (approximately 6.46 crore). Further, the Board, also approved the annual time-based vesting grant for fiscal 2018 to Dr. Vishal Sikka, comprising of 1,37,741 RSUs amounting to US$2 million (approximately 12.97 crore).These RSUs and ESOPs have been granted effective May 2, 2017. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. Though the performance based awards for fiscal 2018 and the time based RSU’s for the remaining employment term have not been granted as of June 30, 2017, in accordance with Ind AS 102 Share-based Payment, the company has recorded employee stock based compensation expense. The company has recorded employee stock based compensation expense of 10 crore and 9 crore during the three months ended June 30, 2017 and June 30, 2016 towards CEO compensation.

Stock incentives granted to COO:

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs amounting to 4 crore to U.B.Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs have been granted w.e.f May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMP (other than CEO and COO)

On November 1, 2016, 2,45,750 RSUs and 5,02,550 stock options were granted under the 2015 plan, to key management personnel, excluding CEO and COO, based on fiscal 2016 performance. Additionally, on November 1, 2016, 1,500 RSUs were granted to the Acting General Counsel and the same were outstanding as of June 30, 2017. These RSUs and stock options will vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

During the three months ended June 30, 2017 and June 30, 2016, we recorded an employee stock compensation expense of 12 crore and 9 crore, respectively towards key managerial personnel including CEO and COO.

Stock incentive granted to other employees:

During fiscal 2017, the company granted 2,506,740 RSUs and 7,03,300 ESOPs and 112,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Further, on May 2, 2017, the company granted 37,090 RSUs (includes equity shares and equity shares represented by ADS) at par value, 73,600 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. These instruments will vest over a period of 4 years and are subject to continued service.

The company recorded an employee stock compensation expense in the statement of profit and loss for the three months ended June 30, 2017 and June 30, 2016 of 46 crore and 9 crore respectively. Further, the cash settled stock compensation expense (included above) for the three months ended June 30, 2017 and June 30, 2016 was 1 crore and Nil respectively. This comprises of expense pertaining to CEO, COO, other KMP and other employees. As of June 30, 2017 and March 31, 2017 94,090 and 1,06,845 incentive units were outstanding (net of forfeitures).

2011 RSU Plan (the 2011 Plan) now called 2015 Stock Incentive Compensation Plan ( the 2015 Plan):The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to Dr. Vishal Sikka under the 2011 RSU plan as detailed below. Further the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months ended June 30, 2017 and June 30, 2016 is set out below:

Particulars	Three months ended June 30, 2017		Three months ended June 30, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: Indian equity shares (RSU - IES)
Outstanding at the beginning	20,03,928	5	2,21,505	5
Granted	31,750	5	–	–
Forfeited and expired	31,695	5	–	–
Exercised	24,812	5	12,406	5
Outstanding at the end	19,79,171	5	2,09,099	5
Exercisable at the end	–	–	–	–
2015 Plan: Employee Stock Options (ESOPs- IES)
Outstanding at the beginning	3,09,650	998	–	–
Granted	50,200	919	–	–
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	3,59,850	987	–	–
Exercisable at the end	–	–	–	–

Particulars	Three months ended June 30, 2017
	Shares arising out of options	Weighted average exercise price ($)
2015 Plan: American Depository Shares (RSU - ADS)
Outstanding at the beginning	9,57,445	0.07
Granted	3,02,814	0.07
Forfeited and expired	13,425	0.07
Exercised	–	–
Outstanding at the end	12,46,834	0.07
Exercisable at the end	–	–
2015 Plan: Employee Stock Options (ESOPs- ADS)
Outstanding at the beginning	8,88,000	15.26
Granted	3,96,925	14.54
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	12,84,925	15.05
Exercisable at the end	–	–

There was no activity in 2015 plan during the three months ended June 30, 2016 involving equity shares represented by ADS

During the three months ended June 30, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 943/-

During the three months ended June 30, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,206/-

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of June 30, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan: ADS and IES
0 - 5 (RSU)	32,26,005	1.71	5.00
900 - 1100 (ESOP)	16,44,775	6.98	974.50
	48,70,780	3.49	332.38

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan: ADS and IES
0 - 5 (RSU)	29,61,373	1.88	5.00
900 - 1100 (ESOP)	11,97,650	7.09	1,026.50
	41,59,023	3.38	299.16

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	923	923	14.52	14.52
Exercise price ()/ ($- ADS)	5.00	919	0.07	14.54
Expected volatility (%)	21-25	25-28	23-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	857	254	13.50	2.91

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Weighted average share price () / ($- ADS)	1,067	989	15.77	15.26
Exercise price ()/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6- 7	6- 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.14 OTHER FINANCIAL LIABILITIES

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Non-current
Others
Accrued compensation to employees (1)	35	30
Payable for acquisition of business (refer note 2.3) (2)
Contingent consideration	–	40
	35	70
Current
Unpaid dividends (1)	25	17
Others
Accrued compensation to employees (1)	2,304	1,881
Accrued expenses (1)	2,846	2,585
Retention monies (1)	202	220
Payable for acquisition of business
Contingent consideration (refer note 2.3) (2)	41	45
Client deposits (1)	16	32
Payable by controlled trusts (1)	140	145
Compensated absences	1,423	1,359
Foreign currency forward and options contracts (2)(3)	45	2
Capital creditors (1)	32	48
Other payables (1)	30	15
	7,104	6,349
Total financial liabilities	7,139	6,419
(1) Financial liability carried at amortized cost	5,630	4,973
(2) Financial liability carried at fair value through profit and loss	49	87
(3) Financial liability carried at fair value through other comprehensive income	37	–
Contingent consideration on undiscounted basis	45	91

2.15 OTHER LIABILITIES

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Non-current
Others
Deferred income - government grant on land use rights	42	41
Deferred income	40	42
	82	83
Current
Unearned revenue	1,998	1,777
Others
Withholding taxes and others	1,288	1,226
Accrued gratuity (refer note 2.22.1)	1	1
Tax on dividend	690	–
Deferred rent	12	2
Deferred income - government grant on land use rights	1	1
	3,990	3,007

2.16 PROVISIONS

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Current
Others
Post-sales client support and warranties and others	404	405
	404	405

Provision for post-sales client support and warranties and others

The movement in the provision for post-sales client support and warranties and others is as follows :

In crore

Particulars	Three months ended June 30, 2017
Balance at the beginning	405
Provision recognized/(reversed)	15
Provision utilized	(15)
Exchange difference	(1)
Balance at the end	404

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.17 INCOME TAXES

Income tax expense in the consolidated Statement of Profit and Loss comprises:

In crore

	Three months ended June 30,
	2017	2016
Current taxes	1,499	1,467
Deferred taxes	(128)	(105)
Income tax expense	1,371	1,362

Income tax expense for the three months ended June 30, 2017 and June 30, 2016 includes reversals (net of provisions) of 15 crore and provisions (net of reversals) of 8 crore, respectively, pertaining to prior periods.

Entire deferred income tax for the three months June 30, 2017 and June 30, 2016 relates to origination and reversal of temporary differences.

During the three months ended June 30, 2017 and June 30, 2016, a current tax credit of 1 crore and 5 crore respectively have been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During the three months ended June 30, 2017, a deferred tax asset of 22 crore and a deferred tax liability of 2 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges and unrealized gain on investment in quoted debt securities.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

In crore

	Three months ended June 30,
	2017	2016
Profit before income taxes	4,854	4,798
Enacted tax rates in India	34.61%	34.61%
Computed expected tax expense	1,680	1,661
Tax effect due to non-taxable income for Indian tax purposes	(597)	(484)
Overseas taxes	223	190
Tax provision (reversals), overseas and domestic	(15)	8
Effect of exempt non-operating income	(17)	(28)
Effect of unrecognized deferred tax assets	72	(3)
Effect of differential overseas tax rates	9	2
Effect of non-deductible expenses	33	32
Additional deduction on research and development expense	(4)	(14)
Others	(13)	(2)
Income tax expense	1,371	1,362

The applicable Indian statutory tax rates for fiscal 2018 and fiscal 2017 is 34.61%, respectively.

During the quarter ended June 30, 2017 and June 30, 2016, the Group has claimed weighted tax deduction on eligible research and development expenditure based on the approval received from Department of Scientific and Industrial Research (DSIR) which was valid upto March 31, 2017. The weighted tax deduction is equal to 150% for quarter ended June 30, 2017 and 200% for quarter ended June 30, 2016 of such expenditure incurred. The company has applied for renewal of the R&D recognition with DSIR which is pending approval.

The foreign expense is due to income taxes payable overseas principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2017, Infosys' U.S. branch net assets amounted to approximately 5,995 crore. As of June 30, 2017, the Company has provided for branch profit tax of 326 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax of 1 crore is on account of exchange rate during the three months ended June 30, 2017.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 5,533 crore and 5,309 crore as of June 30, 2017 and March 31, 2017, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of June 30, 2017 and March 31, 2017:

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Income tax assets	6,076	5,716
Current income tax liabilities	4,539	3,885
Net current income tax asset/ (liability) at the end	1,537	1,831

The gross movement in the current income tax asset/ (liability) for the three months ended June 30, 2017 and June 30, 2016 is as follows:

In crore

	Three months ended June 30,
	2017	2016
Net current income tax asset/ (liability) at the beginning	1,831	1,820
Translation differences	(1)	–
Income tax paid	1,205	744
Current income tax expense	(1,499)	(1,467)
Income tax on other comprehensive income	1	5
Net current income tax asset/ (liability) at the end	1,537	1,102

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

In crore

	As at
	June 30, 2017	March 31, 2017
Deferred income tax assets
Property, plant and equipment	147	138
Computer software	41	40
Accrued compensation to employees	76	57
Trade receivables	132	136
Compensated absences	388	374
Post sales client support	94	97
Intangibles	24	22
Others	146	143
Total deferred income tax assets	1,048	1007
Deferred income tax liabilities
Intangible asset	(196)	(206)
Temporary difference related to branch profits	(326)	(327)
Others	(44)	(141)
Total deferred income tax liabilities	(566)	(674)
Deferred income tax assets after set off	679	540
Deferred income tax liabilities after set off	(197)	(207)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months ended June 30, 2017 and June 30, 2016, is as follows:

In crore

	Three months ended June 30,
	2017	2016
Net deferred income tax asset at the beginning	333	284
Translation differences	1	(11)
Credits / (charge) relating to temporary differences	128	105
Temporary differences on other comprehensive income	20	–
Net deferred income tax asset at the end	482	378

The credit relating to temporary differences during the three months ended June 30, 2017 are primarily on account of property plant and equipment, accrued compensation to employees and compensated absences partially offset by trade receivables and post sales client support. The credits relating to temporary differences during the three months ended June 30, 2016 are primarily on account of trade receivables, accrued compensation to employees, compensated absences and post sales client support partially offset by property, plant and equipments.

2.18 REVENUE FROM OPERATIONS

In crore

Particulars	Three months ended June 30,
	2017	2016
Revenue from software services	16,550	16,279
Revenue from software products	528	503
	17,078	16,782

2.19 OTHER INCOME

In crore

Particulars	Three months ended June 30,
	2017	2016
Interest received on financial assets carried at amortized cost:
Bonds and government bonds	36	31
Deposit with Bank and others	391	620
Interest received on financial assets carried at fair value through other comprehensive income:
Non convertible debentures	73	–
Certificates of deposit	130	–
Income received on investment carried at fair value through profit or loss
Dividend received on liquid mutual fund units	1	19
Gains/(losses) on liquid mutual fund units	69	–
Exchange gains/ (losses) on foreign currency forward and options contracts	21	47
Exchange gains/ (losses) on translation of other assets and liabilities	51	9
Others	42	27
	814	753

2.20 EXPENSES

In crore

Particulars	Three months ended June 30,
	2017	2016
Employee benefit expenses
Salaries including bonus	9,074	9,043
Contribution to provident and other funds	201	173
Share based payments to employees (Refer note 2.13)	46	9
Staff welfare	45	57
	9,366	9,282
Cost of software packages and others
For own use	219	183
Third party items bought for service delivery to clients	221	93
	440	276
Other expenses
Repairs and maintenance	295	322
Power and fuel	49	64
Brand and marketing	93	116
Operating lease payments	129	109
Rates and taxes	49	40
Consumables	8	9
Insurance	15	14
Provision for post-sales client support and warranties	10	21
Commission to non-whole time directors	3	3
Impairment loss recognized / (reversed) on financial assets	(2)	15
Auditor's remuneration
Statutory audit fees	2	2
Taxation matters	–	–
Other services	–	–
Reimbursement of expenses	–	–
Contributions towards Corporate Social responsibility	47	48
Others	54	62
	752	825

2.21 LEASES

The lease rentals charged during the period is as follows:

In crore

Particulars	Three months ended June 30,
	2017	2016
Lease rentals recognized during the period	129	109

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

In crore

	As at
Future minimum lease payable	June 30, 2017	March 31, 2017
Not later than 1 year	446	461
Later than 1 year and not later than 5 years	1,196	1,237
Later than 5 years	926	740

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.22 EMPLOYEE BENEFITS

2.22.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of June 30, 2017 and March 31, 2017:

(In crore)

Particulars	As of
	June 30, 2017	March 31, 2017
Change in benefit obligations
Benefit obligations at the beginning	1,117	944
Service cost	38	129
Interest expense	19	69
Remeasurements - Actuarial (gains)/ losses	7	67
Curtailment gain	–	(3)
Benefits paid	(26)	(89)
Benefit obligations at the end	1,155	1,117
Change in plan assets
Fair value of plan assets at the beginning	1,195	947
Interest income	21	79
Remeasurements- Return on plan assets excluding amounts included in interest income	3	12
Contributions	–	246
Benefits paid	(26)	(89)
Fair value of plan assets at the end	1,193	1,195
Funded status	38	78
Prepaid gratuity benefit	39	79
Accrued gratuity	(1)	(1)

Amount for the three months ended June 30, 2017 and June 30, 2016 recognized in the Statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Three months ended June 30,
	2017	2016
Service cost	38	32
Net interest on the net defined benefit liability/asset	(2)	–
Curtailment gain	–	(3)
Net gratuity cost	36	29

Amount for the three months ended June 30, 2017 and June 30, 2016 recognized in the statement of other comprehensive income:

(In crore)

Particulars	Three months ended June 30,
	2017	2016
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	7	25
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(3)	(3)
	4	22

(In crore)

Particulars	Three months ended June 30,
	2017	2016
(Gain)/loss from change in demographic assumptions	–	–
(Gain)/loss from change in financial assumptions	20	11
(Gain)/loss from experience adjustment	(13)	–
	7	11

The weighted-average assumptions used to determine benefit obligations as of June 30, 2017 and March 31, 2017 are set out below:

(in %)

Particulars	As of
	June 30, 2017	March 31, 2017
Discount rate	6.6	6.9
Weighted average rate of increase in compensation levels	8.0	8.0

The weighted-average assumptions used to determine net periodic benefit cost for the three months June 30, 2017 and June 30, 2016 are set out below:

Particulars	Three months ended June 30,
	2017	2016
Discount rate(%)	6.9	7.8
Weighted average rate of increase in compensation levels(%)	8.0	8.0
Weighted average duration of defined benefit obligation(years)	6.1	6.4

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As of June 30, 2017, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 60 crore.

As of June 30, 2017, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 51 crore.

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As of June 30, 2017 and March 31, 2017, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months ended June 30, 2017, and June 30, 2016 were 24 crore and 21 crore, respectively.

The Group expects to contribute 80 crore to the gratuity trusts during the remainder of fiscal 2018.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	161
1-2 year	166
2-3 year	174
3-4 year	189
4-5 year	200
5-10 years	963

2.22.2 Superannuation

The group contributed 42 crore and 41 crore to the superannuation plan during the three months ended June 30, 2017 and June 30, 2016, respectively and same has been recognized in the Statement of profit and loss account under the head employee benefit expense.

2.22.3 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided below there is no shortfall as at June 30, 2017 and March 31, 2017, respectively.

The details of fund and plan asset position are as follows:

(In crore)

Particulars	As of
	June 30, 2017	March 31, 2017
Plan assets at period end, at fair value	4,532	4,459
Present value of benefit obligation at period end	4,532	4,459
Asset recognized in Balance Sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As of
	June 30, 2017	March 31, 2017
Government of India (GOI) bond yield (%)	6.60	6.90
Remaining term to maturity of portfolio (years)	6	6
Expected guaranteed interest rate (%) - First year:	8.60	8.60
- Thereafter:	8.60	8.60

The Group contributed 116 crore and 113 crore to the provident fund during the three months ended June 30, 2017 and June 30, 2016, respectively. The same has been recognized in the Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.22.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended June 30,
	2017	2016
Salaries and bonus*	9,172	9,099
Defined contribution plans	63	61
Defined benefit plans	131	122
	9,366	9,282

*	Includes stock compensation expense of 46 crore and 9 crore for three months ended June 30, 2017 and June 30, 2016 respectively. Refer note 2.13

2.23RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Three months ended June 30,
	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	228,56,57,604	228,56,22,329
Effect of dilutive common equivalent shares - share options outstanding	14,00,544	1,45,793
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	228,70,58,148	228,57,68,122

(1) Excludes treasury shares

For the three months ended June 30, 2017, 2,64,886 options to purchase equity shares had an anti-dilutive effect. For the three months June 30, 2016, no outstanding option to purchase equity shares had an anti-dilutive effect.

2.24CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

In crore

Particulars	As at
	June 30, 2017	March 31, 2017
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	1,790	1,997
[Net of amount paid to statutory authorities 5,017 crore (4,717 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)	891	1,149
Other commitments*	94	114

*Uncalled capital pertaining to investments

(1)	Claims against the Company not acknowledged as debts as on June 30, 2017 include demand from the Indian Income tax authorities for payment of tax including interest upon completion of their tax assessment for fiscals 2007, 2008, 2009, 2010, 2011, 2012 and 2013. Demands were paid to statutory tax authorities in full except for fiscals 2009, 2011, 2012 and 2013.

Demand for fiscals 2007, 2008 and 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscals 2007, 2008, 2009, 2010 and 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. During the quarter the company has received the appeal order for fiscals 2007, 2008 and 2009 allowing deduction under section 10AA of the Income Tax Act for the units and deduction of foreign currency expenditure from export and total turnover. The order giving effect for the above mentioned years has not been received. The Company is in the process of filing appeal for fiscals 2007, 2008 and 2009 before Hon'ble Income Tax Appellate tribunal against the issues which are held against the company by the Commissioner of Income Tax (Appeals) Bengaluru. Demands for fiscal 2012 and 2013 includes disallowance of certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover and disallowance of profits earned from SEZ units which commenced operations before April 1, 2009 under section 10AA of the Income Tax Act and also others. The matters for fiscal 2013 is pending before the Commissioner of Income Tax (Appeals) Bengaluru. The matter for fiscal 2010, fiscal 2011 and fiscal 2012 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bengaluru.

The Company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		June 30, 2017	March 31, 2017
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys (Czech Republic) Limited s.r.o. (formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o (formerly Infosys BPO Poland, Sp z.o.o)(1)	Poland	99.98%	99.98%
Infosys BPO S.de.R.L.de.C.V(1)(13)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(1)(12)	U.S.	99.98%	99.98%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%
Infosys Management Consulting Pty Limited (formerly Lodestone Management Consultants Pty Limited) (3)	Australia	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%
Lodestone Augmentis AG (5)(14)	Switzerland	–	–
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (3)(16)	Switzerland	–	–
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.) (4)	Belgium	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH) (3)	Germany	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (17)	Singapore	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%
Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) (3)	U.K.	100%	100%
Infy Consulting B.V. (Lodestone Management Consultants B.V.) (3)	The Netherlands	100%	100%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%
Infosys Consulting Sp. z.o.o (formerly Lodestone Management Consultants Sp. z o.o.) (3)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(6)(18)	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(7)	Israel	100%	100%
Panaya GmbH (7)	Germany	100%	100%
Panaya Pty Ltd.(7)(15)	Australia	–	–
Panaya Japan Co. Ltd.(7)	Japan	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems) (8)	India	100%	100%
Kallidus Inc. (Kallidus) (9)	U.S.	100%	100%
Noah Consulting LLC (Noah) (10)	U.S.	100%	100%
Noah Information Management Consulting Inc. (Noah Canada) (11)	Canada	100%	100%

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(6)	Wholly owned subsidiary of Infosys Public Services, Inc.
(7)	Wholly owned subsidiary of Panaya Inc.
(8)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems
(9)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus
(10)	On November 16, 2015, Infosys acquired 100% of the membership interests in Noah
(11)	Wholly owned subsidiary of Noah
(12)	Incorporated effective November 20, 2015
(13)	Liquidated effective March 15, 2016
(14)	Liquidated effective October 5, 2016
(15)	Liquidated effective November 16, 2016
(16)	Liquidated effective December 21, 2016
(17)	Wholly owned subsidiary of Infosys
(18)	Liquidated effective May 9, 2017

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holdings as at
		June 30, 2017	March 31, 2017
DWA Nova LLC(1)	U.S.	16%	16%

(1) Associate of Infosys Nova Holding LLC

During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
EdgeVerve Systems Limited Employees Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer Notes 2.22 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

U. B. Pravin Rao

Dr. Vishal Sikka

Non-whole-time directors

Prof. Jeffrey S. Lehman

R. Seshasayee

Ravi Venkatesan

Kiran Mazumdar-Shaw

Prof. John W. Etchemendy

Roopa Kudva

Dr. Punita Kumar-Sinha

D. N. Prahlad (appointed effective October 14, 2016)

Executive Officers

M. D. Ranganath, Chief Financial Officer

David D. Kennedy, General Counsel and Chief Compliance Officer (till December 31, 2016)

Mohit Joshi, President (effective October 13, 2016)

Rajesh K. Murthy, President (effective October 13, 2016)

Ravi Kumar S, President and Deputy Chief Operating Officer (effective October 13, 2016)

Sandeep Dadlani, President (till July 14, 2017)

Krishnamurthy Shankar, Group Head - Human Resources (effective October 13, 2016)

Gopi Krishnan Radhakrishnan - Acting General Counsel (till June 24, 2017)

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)

Company Secretary

A.G.S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

In crore

Particulars	Three months ended June 30,
	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers (1)	26	21
Commission and other benefits to non-executive/independent directors	3	3
Total	29	24

(1)	Includes stock compensation expense of 12 crore and 9 crore for three months ended June 30, 2017 and June 30, 2016 respectively, towards key managerial personnel. Refer note 2.13

2.26 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business Segments

Three months ended June 30, 2017 and June 30, 2016:

In crore

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenue from operations	4,594	1,863	3,957	2,695	2,170	1,235	564	17,078
	4,551	1,844	3,719	2,861	2,004	1,322	481	16,782
Identifiable operating expenses	2,301	1,007	1,967	1,296	1,069	676	309	8,625
	2,238	949	1,757	1,370	1,000	683	344	8,341
Allocated expenses	998	432	917	624	503	286	131	3,891
	1,046	444	896	689	482	318	116	3,991
Segmental operating income	1,295	424	1,073	775	598	273	124	4,562
	1,267	451	1,066	802	522	321	21	4,450
Unallocable expenses								451
								403
Other income, net								814
								753
Share in net profit/(loss) of associate								–
								(2)
Write-down of investment in associate								(71)
								–
Profit before tax								4,854
								4,798
Tax expense								1,371
								1,362
Profit for the period								3,483
								3,436
Depreciation and amortization								450
								400
Non-cash expenses other than depreciation and amortization								1
								3

Geographic Segments

Three months ended June 30, 2017 and June 30, 2016:

In crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	10,441	3,831	605	2,201	17,078
	10,400	3,868	457	2,057	16,782
Identifiable operating expenses	5,417	1,990	209	1,009	8,625
	5,336	1,845	247	913	8,341
Allocated expenses	2,415	884	119	473	3,891
	2,503	928	95	465	3,991
Segmental operating income	2,609	957	277	719	4,562
	2,561	1,095	115	679	4,450
Unallocable expenses					451
					403
Other income, net					814
					753
Share in net profit/(loss) of associate					–
					(2)
Write-down of investment in associate					(71)
					–
Profit before tax					4,854
					4,798
Tax expense					1,371
					1,362
Profit for the period					3,483
					3,436
Depreciation and amortization					450
					400
Non-cash expenses other than depreciation and amortization					1
					3

Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended June 30, 2017 and June 30, 2016.

2.27 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

In crore

Particulars	Three months ended June 30,
	2017	2016
Revenue from operations	17,078	16,782
Cost of Sales	10,900	10,681
Gross profit	6,178	6,101
Operating expenses
Selling and marketing expenses	888	920
General and administration expenses	1,179	1,134
Total operating expenses	2,067	2,054
Operating profit	4,111	4,047
Other income	814	753
Profit before non controlling interest / Share in net profit / (loss) of associate	4,925	4,800
Share in net profit/(loss) of associate	–	(2)
Write-down of investment in associate	(71)	–
Profit before tax	4,854	4,798
Tax expense:
Current tax	1,499	1,467
Deferred tax	(128)	(105)
Profit for the period	3,483	3,436
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	(3)	(17)
Equity instruments through other comprehensive income, net	–	–
	(3)	(17)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	(66)	–
Exchange differences on translation of foreign operations	107	38
Fair value changes on investments, net	27	–
	68	38
Total other comprehensive income, net of tax	65	21
Total comprehensive income for the period	3,548	3,457
Profit attributable to:
Owners of the Company	3,483	3,436
Non-controlling interests	–	–
	3,483	3,436
Total comprehensive income attributable to:
Owners of the Company	3,548	3,457
Non-controlling interests	–	–
	3,548	3,457

for and on behalf of the Board of Directors of Infosys Limited

R. Seshasayee Chairman	Ravi Venkatesan Co- Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru July 14, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INDEPENDENT Auditor’s Report on audit of interim financial results

To The Board of Directors of Infosys Limited

1.	We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three months period ended June 30, 2017 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related interim consolidated financial statements which have been prepared in accordance with Indian Accounting Standards 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such interim consolidated financial statements.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the results of the subsidiaries and associate as given in the Annexure to this report;

b.	is presented in accordance with the requirements of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

c.	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the net profit and total comprehensive income for the period and other financial information of the Group for the three months period ended June 30, 2017.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

(Membership No.70928)

Bengaluru, July 14, 2017

Annexure to Auditors’ Report

List of Subsidiaries:

1.	Infosys BPO Limited
2.	Infosys Technologies (China) Co. Limited
3.	Infosys Technologies S. de R. L. de C. V.
4.	Infosys Technologies (Sweden) AB.
5.	Infosys Technologies (Shanghai) Company Limited
6.	Infosys Tecnologia do Brasil Ltda.
7.	Infosys Public Services, Inc.
8.	Infosys Americas Inc.
9.	Infosys (Czech Republic) Limited s.r.o.
10.	Infosys Poland Sp Z.o.o
11.	Infosys McCamish Systems LLC
12.	Portland Group Pty Limited
13.	Infosys BPO Americas LLC.
14.	Infosys Technologies (Australia) Pty. Limited
15.	EdgeVerve Systems Limited
16.	Infosys Consulting Holding AG
17.	Lodestone Management Consultants Inc.
18.	Infosys Management Consulting Pty Limited
19.	Infosys Consulting AG
20.	Infosys Consulting (Belgium) NV
21.	Infosys Consulting GmbH
22.	Infosys Consulting Pte Limited.
23.	Infosys Consulting SAS
24.	Infosys Consulting s.r.o.
25.	Lodestone Management Consultants GmbH
26.	Lodestone Management Consultants Co. Limited
27.	Infy Consulting Company Limited
28.	Infy Consulting B.V.
29.	Infosys Consulting Ltda.
30.	Infosys Consulting Sp. Z.o.o.
31.	Lodestone Management Consultants Portugal,Unipessoal, Lda
32.	S.C. Infosys Consulting S.R.L.
33.	Infosys Consulting S.R.L.
34.	Infosys Canada Public Services Limited.
35.	Infosys Nova Holdings LLC.
36.	Panaya Inc.
37.	Panaya Limited.
38.	Panaya GmbH
39.	Panaya Japan Co. Limited.
40.	Skava Systems Pvt. Limited.
41.	Kallidus Inc.
42.	Noah Consulting LLC
43.	Noah Information Management Consulting Inc.
44.	Infosys Science Foundation
45.	Infosys Limited Employees’Welfare Trust
46.	Infosys Employee Benefits Trust

List of Associates:

1.	DWA Nova LLC